Manhattan Pharmaceuticals, Inc.

48 Wall Street

New York, New York 10005

April 10, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:      Jeffrey P. Riedler
Assistant Director

Re:	Manhattan Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed on February 23, 2009 File No. 333-157470

Dear Mr. Riedler:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of Amendment No. 1 ("Amendment No. 1") to the above-captioned Registration Statement on Form  S-1 (the “Registration Statement”) of Manhattan Pharmaceuticals, Inc. (the “Company”).  Amendment No. 1 is being filed in response to the Staff's letter of comment, dated March 11, 2009 (the “Comment Letter”).

A memorandum in response to the Comment Letter also accompanies this letter.  Manually executed signature pages and consents have been executed prior to the time of this electronic filing of Amendment No. 1.

Very truly yours,

/s/ Michael McGuinness

Michael McGuinnesss
Chief Financial Officer

Enclosures

cc:           Nandini Acharya
Anthony O. Pergola, Esq. - Lowenstein Sandler PC

Manhattan Pharmaceuticals, Inc.

Registration Statement on Form S-1

Memorandum in Response to SEC Letter of Comment, dated March 11, 2009

The following are responses to the Staff's letter of comment, dated March 11, 2009 (the “Comment Letter”), that have been authorized by Manhattan Pharmaceuticals, Inc. (the “Company”).  To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Comment Letter.

General

1.	Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-01 of Regulation S-X.

The Company has revised the Registration Statement to include updated financial statements and financial information throughout the filing pursuant to Rule 3-01 of Regulation S-X.

2.	Please update your registration statement to disclose the executive compensation information for fiscal year 2008.

The Company has revised the Registration Statement to disclose the executive compensation information for fiscal year 2008.

Pending Financial Statement Waiver Request

3.
It appears that the Company has a pending request for financial statement waiver in connection with an application filed June 18, 2008. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the financial statement waiver request.

The Company respectfully advises the Staff that that the request for financial statement waiver in connection with an application filed on June 18, 2008 is no longer pending.